CM



SECURI 10031246 N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 Pepperwood Drive
(No. and Street)

St. Louis (City) MO (State) 63146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria Ragland (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9930 E. Watson Road, Ste. 100, St. Louis, MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Ragland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public


BRIAN A. HAUCK
Notary Public - State of Florida
My Commission Expires Aug 14, 2010
Commission # DD 584906

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Brian G.
Toennies
& Assoc.

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2009

CONTENTS

****
****
*****
***
*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Equity Investment Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Equity Investment Services, Inc. as of December 31, 2009 and the related statements of income, changes in stockholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian G. Toennies & Associates
February 21, 2010

Equity Investment Services, Inc.
Balance Sheet
December 31, 2009

ASSETS

	2009
Current Assets:	
Cash - Checking Account	$ 15,248
Total Cash and Equivalents	15,248
Commissions Receivable	-
Prepaid Taxes	0
Total Current Assets	15,248
Total Assets	$ 15,248

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009
Current Liabilities:	
Accrued Audit Fee	$ 960
Accounts Payable	0
Accrued NASD Fee	96
Total Current Liabilities	1,056
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 10,000 Shares	10,000
Retained Earnings	0
Accumulated Other Comprehensive Income	4,192
Total Stockholder's Equity	14,192
Total Liabilities and Stockholder's Equity	$ 15,248

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Income
For the Year Ended December 31, 2009

	2009
Income:	
Commissions Earned	$ 33,764
Expenses:	
Commissions Paid	27,326
Licenses and Permits	1,011
Professional Fees	1,750
Insurance	929
Total Expenses	31,016
Income (Loss) from Operations	2,748
Other Income (Expenses)	
Interest and Dividends Income	21
Capital Gains	0
Other (Expenses)	0
Realized Gains (Losses) on Securities	0
Net Income (Loss) Before Income Taxes	2,769
Provision for Income Taxes	0
Net Income (Loss)	2,769
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	0
Comprehensive Income (Loss)	$ 2,769

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Retained Earnings (Deficit)	Accum. Other Comprehensive Income	Total
Balance, Beginning of Year	$10,000	$0	$1,423	11,423
Comprehensive Income:				
Net Income (Loss)	0	0	2,769	2,769
Realized Gain on Securities	0	0	0	0
Common Stock Subscription	0	0	0	0
Retained Earnings, End of Year	$10,000	$0	$4,192	$14,192

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

	2009
Cash Flows From Operating Activities:	
Net Income (Loss)	$ 2,769
Adjustments to reconcile net income (loss) to net cash from operations:	
(Gain) Loss on Sale on Securities	0
(Increase) Decrease in Commissions Receivable	930
(Increase) Decrease in Prepaid Expenses	0
Increase (Decrease) in Accrued Expenses	(2,739)
Net Cash Provided By (Used In) Operating Activities	960
Cash Flows From Investing Activities:	
Purchase of Securities	0
Proceeds from Sale of Securities	0
Net Cash Provided By (Used In) Investing Activities	0
Net Increase (Decrease) in Cash	960
Cash and Cash Equivalents at Beginning of Year	14,288
Cash and Cash Equivalents at End of Year	$ 15,248

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$0
Cash Paid for Taxes	$0

The accompanying notes are an integral part of the financial statements.

5. <u>Income Taxes</u>

The income tax expense of the Company consists of the following:

	2009
Current Tax Expense:	
Federal	$0
State	0
Income Tax Expense	$0

6. Subsequent Events

Subsequent Events have been evaluated through February 21, 2010, which is the date the financial statements were issued. There are no events or transactions occuring after the balance sheet date required to be reported.

Equity Investment Services, Inc.
Computation of Net Capital
December 31, 2009

	2009
Total Ownership Equity from Statement of Financial Condition	$ 14,192
Deductions:	
Total Non-allowable Assets:	
Commissions Receivable > 30 Days	0
Net Capital Before Haircuts on Securities Positions	14,192
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	(286)
Net Capital	13,906
Less: Required Minimum Capital	(5,000)
Net Capital Excess (Shortage)	$ 8,906

Note: No reportable differences were found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

Equity Investment Services, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2009

	2009
Total Ownership Equity From Statement of Financial Condition-Unaudited	$ 14,192
Adjustments: Increase (Decrease)	
Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	14,192
Total Non-Allowable Assets-Audited	0
Net Capital Before Haircuts on Securities Positions	14,192
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	(286)
Net Capital	$ 13,906

Note: No reportable differences were found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 21, 2010

Board of Directors
Equity Investment Services, Inc.
1640 Pepperwood Drive
St. Louis, MO 63146

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Standard Stockbrokerage Co. Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc's management is responsible for the Standard Stockbrokerage Co. Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,



Brian G. Toennies
Certified Public Accountant

February 21, 2010